

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

DIVISION OF
CORPORATION FINANCE


05004959

February 15, 2005

Neal S. Wolin
Executive Vice President and General Counsel
The Hartford Financial Services Group, Inc.
Hartford Plaza
Hartford, CT 06115

Act: 1934
Section:
Rule: 14A-8
Public Availability: 02/15/2005

Re: The Hartford Financial Services Group, Inc.

Dear Mr. Wolin:

This is in regard to your letter dated February 10, 2005 concerning the shareholder proposal submitted by the AFL-CIO Reserve Fund for inclusion in Hartford Financial's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Hartford Financial therefore withdraws its January 18, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Robyn Manos
Special Counsel

cc: William B. Patterson
Director, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

874766


THE
HARTFORD

January 18, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth St. N.W., Judiciary Plaza
Washington, D.C. 20549

Ladies and Gentlemen:

The Hartford Financial Services Group, Inc., a Delaware corporation (the "Company"), has received a shareholder proposal requesting that the board of directors (the "Board of Directors") of the Company (i) "establish a special committee of independent directors to review the Company's sales practices, including its use of contingent commissions and recent allegations of bid rigging and price fixing in association with Marsh and McLennan"; and (ii) "make available to shareholders at a reasonable cost a comprehensive, company-wide report of [the special committee's] findings and recommendations" (the "Proposal"). The Proposal was submitted by the AFL-CIO Reserve Fund (the "Proponent").

A copy of the Proposal and cover letter to the Company, dated November 30, 2004, is attached hereto as Exhibit A. The broker compensation issues referred to in the Proposal, including recent legal and regulatory developments, are discussed in further detail in the periodic and current reports of the Company and its two registrant subsidiaries, Hartford Life, Inc. and Hartford Life Insurance Company, including their respective reports on Form 10-Q for the period ended September 30, 2004.

In accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the Company requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if, for the reasons set forth below, the Company omits the Proposal from its definitive proxy materials for the Company's 2005 annual meeting of shareholders (the "2005 Proxy Materials"). Pursuant to Rule 14a-8(j) under the Act, we are enclosing six additional copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent. The Company presently intends to file its 2005 Proxy Materials on or about April 8, 2005. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted at least 80 days before the Company intends to file its 2005 Proxy Materials with the Securities and

Hartford Plaza
Hartford, CT 06115
Telephone 860 547 5000

Exchange Commission. In order to allow the Company to complete its mailing of the 2005 Proxy Materials in a timely fashion, the Company would appreciate receiving the Staff's response as soon as practicable.

The Company believes that the Proposal may be omitted from its 2005 Proxy Materials pursuant to each of the following, separately sufficient, bases: (i) because the Proposal concerns a matter relating to the Company's ordinary business operations under Rule 14a-8(i)(7); and (ii) because the Proposal has been "substantially implemented" within the meaning of Rule 14a-8(i)(10).

I. The Proposal is excludible under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Under Rule 14a-8(i)(7), a company may omit a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In evaluating the excludability of a proposal requesting the formation of a special committee or the preparation of a report to shareholders regarding a particular issue, the Staff considers whether the subject matter to be addressed by such committee or report constitutes ordinary business for purposes of Rule 14a-8(i)(7).[1] The ordinary business operations exception was created because "it is manifestly impracticable in most cases for stockholders to decide management programs at corporate meetings."[2] In applying this exception, the Staff has recognized that exclusion of a shareholder proposal is especially appropriate when (i) the proposal addresses "tasks so fundamental to management's ability to run a company on a day to day basis that they could not, as a practical matter, be subject to direct shareholder oversight", or (ii) the proposal "probe[s] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[3]

The Proposal is excludible from the 2005 Proxy Statement under Rule 14a-8(i)(7) because (i) the basic subject matter addressed by the Proposal—the Company's sales practices—constitutes ordinary business operations; and (ii) adoption of the Proposal would impede the ability of the Company's management and its Board of Directors to respond to matters that are the subject of active litigation and governmental investigations.

---

1 Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-20091 (August 16, 1983).

2 Proposed Amendments to Rule 14a-8 Under the Securities Act of 1934 Relating to Proposals by Security Holders, Release No. 34-19135 (October 14, 1982) (quoting former SEC Chairman J. Sinclair Armstrong at Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking & Currency, 85th Cong., 1st Sess. Part 1, at 119 (1957)).

3 Amendments to Rules on Shareholder Proposals, Release No. 34-40018 (May 21, 1998).

A. ***Proposals regarding the sale and advertising of particular products are excludible as ordinary business operations under Rule 14a-8(i)(7).***

Because the Company's sales practices are precisely the kind of fundamental, day-to-day operational matters meant to be covered by the ordinary business operations exception pursuant to Rule 14a-8(i)(7), the Proposal is excludible.

Product pricing, marketing and other strategic sales decisions constitute ordinary business operations within the meaning of Rule 14a-8(i)(7). In fact, a company's marketing and sales practices constitute ordinary business even when the particular marketing and sales practices addressed by a proposal have been the subject of public controversy. In Johnson & Johnson (February 7, 2003), the Staff permitted the exclusion of a proposal regarding the use of marketing and incentive payments to doctors, pharmacy managers and purchasers made in order to influence the selection of particular drugs. In permitting this exclusion, the Staff recognized that the establishment of sales policies and procedures and the review of such policies and procedures for compliance with applicable regulations are core management functions. Like the Johnson & Johnson proposal, the Proposal seeks an evaluation of the Company's sales practices and particularly focuses on incentive payments, and like the Johnson & Johnson proposal, the Proposal is excludible as relating to ordinary business operations. See also Chevron Corporation (February 22, 1999) (proposal regarding gas prices paid by Chevron shareholders deemed excludible); American Telephone and Telegraph Company (December 31, 1991) (shareholder proposal regarding method of billing services deemed excludible).

The Staff has specifically indicated that judgments regarding the examination of company practices for compliance with various regulatory requirements should properly be left to the discretion of the company's management and board of directors. In Potomac Electric Power Co. (March 3, 1992), the Staff affirmed that "questions as to which, if any, matters involving the Company's operations should be investigated and what means should be used to do so" constitute ordinary business within the meaning of Rule 14a-8(i)(7). See also The Southern Company (March 13, 1990) (shareholder proposal deemed excludible because "the means used to investigate the Company's operations appear to involve ordinary business decisions"). Federal and state regulations govern almost every aspect of the Company's business, and the Company's management and Board of Directors are better equipped than the shareholders to evaluate the Company's practices against this regulatory framework.

B. ***Because adoption of the Proposal would interfere with the Company's ability to respond effectively to litigation and governmental investigations, the Proposal is excludible under Rule 14a-8(i)(7).***

The Company may exclude the Proposal from the 2005 Proxy Materials because compliance with the Proposal would adversely affect management's ability to direct the Company's approach in responding to multiple lawsuits and governmental investigations.

1. ***The Company is a defendant in a number of legal proceedings and the subject of governmental investigations regarding broker compensation issues.***

As described in the Company's quarterly report on Form 10-Q for the period ended September 30, 2004, the Company is currently involved in a number of lawsuits and governmental investigations relating to the subject matter of the Proposal. On October 14, 2004, the New York Attorney General's Office filed a civil complaint (the "NYAG Complaint") against Marsh Inc. and Marsh & McLennan Companies, Inc. (collectively, "Marsh") alleging, among other things, that certain insurance companies, including the Company, participated with Marsh in arrangements to submit inflated bids for business insurance.

The Company was not joined as a defendant in the NYAG Complaint; however, since the filing of the NYAG Complaint, several private actions have been brought against the Company asserting claims relating to the allegations in the NYAG Complaint, including: (i) securities class actions against the Company and certain of its executive officers; (ii) putative class actions on behalf of participants in the Company's 401(k) plan asserting claims under the Employee Retirement Income Security Act of 1974, as amended, against the Company and other defendants; (iii) a class action by OptiCare Health Systems, Inc., on behalf of a putative class of policyholders against Marsh, other brokers and consultants and the insurers named in the NYAG Complaint claiming violations of the Racketeer Influenced and Corrupt Organizations Act; and (iv) corporate derivative actions brought against the Company's directors and an executive officer. In addition, the Company has received multiple subpoenas from the New York Attorney General's Office in connection with its inquiry into compensation arrangements between brokers and carriers and seeking information about possible anti-competitive activity among brokers and insurers. The Company continues to receive subpoenas regarding the broker compensation issues raised in the NYAG Complaint from numerous other state regulators, including the Connecticut Attorney General's Office, the Insurance Division of the Illinois Department of Financial and Professional Regulation, the Massachusetts Attorney General's Office, the Minnesota Department of Commerce, the Ohio Attorney General's Office and the Texas Attorney General's Office.

2. ***Because the Proposal will interfere with the Company's ability to respond effectively to the allegations raised by these litigations and governmental investigations, the Proposal is excludible as ordinary business under Rule 14a-8(i)(7).***

Shareholder proposals addressing matters central to litigation in which a registrant is involved are excludible as relating to ordinary business operations under Rule 14a-8(i)(7). The Staff explicitly has stated that "the conduct of litigation and the decisions made concerning legal defenses are matters that involve the conduct of the Company's ordinary business operations." Benihana National Corporation (September 13, 1991) (shareholder proposal requesting the release of a report of a special litigation committee deemed excludible under Rule 14a-8(c)(7) (predecessor to Rule 14a-8(i)(7)). Recognizing that the board of directors and management are best suited to supervise litigation, the Staff consistently has deemed shareholder proposals which may influence the conduct of litigation excludible under Rule 14a-8(i)(7). See, e.g., Benihana, supra; CBS, Inc. (January 21, 1983) (permitting exclusion of a shareholder proposal requesting the release of a report that was the subject of a litigation discovery request).

To be excludible under Rule 14a-8(i)(7), the proposal need not directly require any particular action with respect to legal proceedings as such. In fact, a proposal that did not even mention the registrant's involvement in litigation has nevertheless been deemed excludible as interfering with the registrant's litigation strategy. In Philip Morris Companies Inc. (February 4, 1997), the Staff concluded that the proposal, which requested that the company voluntarily implement proposed FDA regulations regarding teen smoking, was excludible because its implementation would interfere with the company's litigation strategy. See also R.J. Reynolds Tobacco Holdings, Inc. (February 6, 2004), (shareholder proposal regarding the use of the terms "light" and "ultralight" to market tobacco products deemed excludible as impermissibly interfering with the registrant's litigation strategy in light of a class action suit regarding the company's use of those terms).

Application of the ordinary business exception is particularly appropriate when adoption of a shareholder proposal may influence a company's position in an ongoing governmental investigation. In concluding that a shareholder proposal was excludible under Rule 14a-8(i)(7), in Baxter International, Inc. (February 20, 1992) the Staff "particularly not[ed] that the Company is presently involved in litigation relating to the subject matter of the proposal and also that implementation of the proposal might prejudice the Company in an on-going government investigation of the matter." In Baxter, the company argued that the proposal would require the company to "waive its attorney-client privilege and to limit its possible strategies and defenses and therefore be subjected to extreme prejudice in defending itself from any charges."

Moreover, the Staff has recognized that a proposal recommending the preparation of a report to shareholders regarding a matter that is the subject of legal proceedings interferes with management's ability to direct the company's litigation strategy. In R.J. Reynolds Tobacco Holdings, Inc. (March 6, 2003), the Staff permitted the exclusion of a shareholder proposal requesting an investigation and report to shareholders regarding cigarette smuggling in light of a suit that had been filed by the European Union charging the company with cigarette smuggling. As in the Proposal, the R.J. Reynolds proposal did not request that the company take any particular position in the relevant litigation. Nevertheless, by allowing exclusion under Rule 14a-8(i)(7), the Staff recognized that the preparation and distribution of a report addressing allegations at issue in an active litigation would necessarily have an effect on management's ability to handle the company's litigation strategy and defend itself against these charges.

The dissemination of a "comprehensive, company-wide" report of the Company's sales practices and an explanation of the review's "findings and recommendations" as requested by the Proposal would subject the Company to substantial prejudice in pending and future litigation and governmental investigations. The Company's approach to the legal proceedings and governmental investigations regarding its relationship with insurance brokers necessarily involves a balancing of a range of business and legal considerations—precisely the kind of "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See supra, note 3. Decisions as to what actions should be taken with regard to lawsuits and investigations, and the timing of those actions, are appropriately left to the discretion of the managers most familiar with the business, regulatory and legal issues involved.

To comply with the Proposal, a special committee of the Company's Board of Directors may retain outside counsel to provide advice in connection with its review of the Company's sales practices. The distribution of a report detailing the special committee's findings, as required by the Proposal, could result in a waiver of the attorney-client privilege with respect to the subject matter of the report. The waiver of attorney-client privilege would fundamentally damage the Company's ability to defend itself in the private actions currently pending against the Company and in legal or regulatory actions which may be brought against the Company in the future, at significant potential cost to the Company and its shareholders. The protections of the attorney-client privilege would be critical to the Company's ability to conduct a thorough and effective internal review. The expectation that the results of the review would become available to litigants in pending or future cases against the Company inevitably would weaken the effectiveness, and inadvertently thwart the purpose of, the review.

II. The Proposal is excludible as having been "substantially implemented" within the meaning of Rule 14a-8(i)(10).

Under Rule 14a-8(i)(10), a company may omit a shareholder proposal from its proxy materials if the proposal has been "substantially implemented." In order to exclude a proposal on this basis, a company need not prove that it has implemented a policy meeting the exact specifications recommended by the proposal, but only that the company has taken sufficient action to address the specific concerns raised by the proposal. When determining whether a proposal may be deemed substantially implemented, the Staff considers "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991).

The Staff has deemed proposals requesting investigations or reports of corporate actions excludible under Rule 14a-8(i)(10) when the company already has investigated or is in the process of investigating the actions at issue. In this regard, the Staff honors substance above a rigid adherence to the language of the proposal and focuses on whether the company has addressed or is addressing the proponent's underlying policy concerns. For instance, in Sears, Roebuck and Co. (February 22, 1998), the Staff allowed the exclusion of a proposal requesting a board investigation and report regarding the mishandling of particular agreements because the company had already commenced an internal investigation regarding those agreements. Notably, although the shareholder proposal in the Sears no-action letter requested a board level review, the proposal was deemed "substantially implemented" when the company's management had retained outside counsel to review the agreements in controversy prior to receipt of the proposal. See also Honeywell International Inc. (February 29, 2000) (proposal seeking board investigation of allegations of improper accounting practices deemed substantially implemented when the proponent's concerns had been investigated by the company's audit department, senior management, and audit committee); Columbia/HCA Healthcare Corporation (February 18, 1998) (proposal requesting appointment of committee of independent directors devoted to the oversight of an anti-fraud compliance program deemed substantially implemented in light of: (i) an existing committee of independent directors which reviewed policies relating to ethics, compliance and corporate responsibility; and (ii) an executive officer charged with addressing healthcare compliance issues).

As in the Sears, Honeywell and Columbia/HCA no-action letters, the Company has already implemented a process to examine the broker compensation issues referred to in the Proposal. The Company has engaged Morrison & Foerster LLP ("Morrison & Foerster") to assist management in conducting a comprehensive internal review of the issues raised by the NYAG Complaint and other governmental investigations. In the course of this ongoing review, Morrison & Foerster has reviewed nearly a million documents, has conducted over seventy employee interviews and has had full access to the Company's employees and management for consultation. Morrison & Foerster reports on the status of its review daily to members of the Company's management. The Company's management reports regularly on the status of the internal review to the Board of Directors, which is comprised of twelve members, nine of which are independent under the applicable rules of the New York Stock Exchange. The Company has stated publicly that any improper or illegal activity uncovered during this review will result in swift corrective and disciplinary action. The Company also has stated that it is committed to cooperating fully with the ongoing governmental investigations, and it expects its employees to cooperate fully as well. In December 2004, the Company terminated two employees who had failed to cooperate completely with the ongoing investigation by the New York Attorney General's Office.

Any additional review required by the Proposal would compel the Company to engage in a pointless duplication of effort and impede the pace and efficiency of its existing internal review, which already is substantially underway. Accordingly, the Proposal is excludible under Rule 14a-8(i)(10).

III. **Conclusion.**

The Company hereby respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2005 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company respectfully requests the opportunity to confer with the Staff prior to the determination of its final position. The Company would be happy to provide the Staff with any additional information and answer any questions regarding the Proposal or the arguments contained herein.

Thank you for your time and attention. Please do not hesitate to call me at (860) 547-3100 if I can be of further assistance in this matter.

Sincerely,



Neal S. Wolin
Executive Vice President and General Counsel

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 30, 2004

By Facsimile and UPS Next Day Air

Mr. Brian S. Becker
Corporate Secretary
Hartford Financial Services Group, Inc.
Hartford Plaza
Hartford, CT 06115

Dear Mr. Becker:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2004 proxy statement of Hartford Financial Services Group, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 200 shares of voting common stock (the "Share") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Daniel Pedrotty at (202) 637-5379.

Sincerely,

William B. Patterson
Director, Office of Investment

Attachment



Shareholder Proposal

Resolved, that the shareholders of the Hartford Financial Services Group (the "Company" or "Hartford") urge the Board of Directors to establish a special committee of independent directors to review the Company's sales practices, including its use of contingent commissions and recent allegations of bid rigging and price fixing in association with Marsh and McLennan ("Marsh"). Such committee shall make available to shareholders at reasonable cost a comprehensive, company-wide report of its findings and recommendations.

Supporting Statement

We believe the business reputation and long-term viability of the insurance industry depends on how Hartford and others respond to the recent wave of investigations and comply with applicable laws, regulations and industry best practices. New York's Attorney General Elliot Spitzer ("Attorney General" or "Spitzer") has implicated our Company in filing suit against Marsh, alleging that the broker steered customers to insurers who paid the best contingent commissions. Insurers are accused of helping to conceal the bonus payments from customers and of providing bogus bids to enable the steering.

The Attorney General's complaint alleges collusion and bid rigging between Marsh and Hartford with respect to Marsh's middle market and small business clients. The alleged fake bids were solicited and received from Hartford's Los Angeles and Lake Mary, Florida offices. Spitzer charges that on "virtually a daily basis" Marsh's Los Angeles area Global Broking office asked for and Hartford provided "throwaway quotes" to ensure that Hartford would not get the business. In return for the phony quotes Marsh awarded business to Hartford when it was their turn to win. Hartford provided these inflated quotes "because Marsh was its biggest broker and it felt that Marsh would limit its business opportunities if it refused." Hartford announced on November 11th that it had fired two executives at its Los Angeles property-casualty unit who refused to cooperate in connection with the Spitzer investigation.

In our view, a Board level review of our Company's business practices will enhance investor faith in Hartford's willingness to reform. Hartford emphasizes a commitment to approaching every business relationship with "honesty, integrity and to 'do what's right'" within its Code of Ethics and Business Conduct. In our opinion, our Company's reputation for integrity depends in part on its compliance with applicable laws and regulations that govern the sale and distribution of insurance.

For the above reasons, please vote FOR this proposal.

RECEIVED
2005 FEB 11 PM 3:38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE


THE
HARTFORD

Neal S. Wolin
Executive Vice President
and General Counsel

February 10, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth St. N.W., Judiciary Plaza
Washington, D.C. 20549

Re: **The Hartford Financial Services Group, Inc.**
Request for No-Action Submitted January 18, 2005

Ladies and Gentlemen:

The Hartford Financial Services Group, Inc. (the "Company") has received written notification from the AFL-CIO Reserve Fund (the "AFL-CIO") that the AFL-CIO has withdrawn the shareholder proposal it submitted to the Company on November 30, 2004. A copy of the AFL-CIO's withdrawal notification is attached hereto as Exhibit A.

On January 18, 2005, the Company submitted to the Office of the Chief Counsel of the Division of Corporation Finance of the Securities and Exchange Commission a request for no-action relating to the Company's ability to exclude the AFL-CIO's proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Because the AFL-CIO has withdrawn its proposal, the Company hereby withdraws its related request for no-action.

Thank you for your time and attention. Please contact me at (860) 547-3100 should you have any questions or require additional information.

Sincerely,

Hartford Plaza
Hartford, CT 06115
Telephone 860 547 3100
Facsimile 860 547 5714
nwolin@thehartford.com

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 8, 2005

By Facsimile
860-723-4517

Rick Costello
Corporate Secretary
The Hartford Financial Services Group
Hartford Plaza
Hartford, CT 06115

Dear Mr. Costello:

On behalf of the AFL-CIO Reserve Fund, I write to withdraw the previously submitted shareholder proposal urging the Hartford Board of Directors to establish a special committee of independent directors to review the Company's sales practices.

We appreciate your continued willingness to provide for open shareholder communication with the Board leadership after the completion of the internal investigation. We also look forward to reviewing Hartford's public disclosure of the internal probe results. If you have any questions, please contact Daniel Pedrotty at (202) 637-3900.

Sincerely,

William B. Patterson
Director, Office of Investment